EXHIBIT 99.1

B Communications Ltd. Expects to Receive Approximately NIS 175 Million in Dividends from Bezeq on October, 6 2016

Ramat-Gan, Israel, August 30, 2016 - B Communications Ltd. (Nasdaq and TASE: BCOM) (“B Communications”) announced today that today shareholders at the General Meeting of its controlled subsidiary, Bezeq - The Israel Telecommunications Corp., Ltd. ("Bezeq"), approved the payment of a dividend of NIS 665 million to Bezeq's shareholders. The dividend, which is based on Bezeq’s dividend distribution policy, is expected to be paid on October 6, 2016. B Communications expects to receive approximately NIS 175 million (approximately US$ 46 million at current exchange rates) from this distribution.